UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1 (A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2 (A)

                                (AMENDMENT NO. )

                       Innovative Clinical Solutions, Ltd.
                     --------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                     -------------------------------------
                         (Title of Class of Securities)

                                   45767E107
                          ----------------------------
                                 (CUSIP Number)

            W. JAMES HALL, 767 THIRD AVENUE, NEW YORK, NY 10017,
                                  (212)888-6685
          ------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 October 10, 2000
                    --------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         EQSF Advisers, Inc.
         (EIN 13-3354359)

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)    [ ]
                                                               (b)    [ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------
  5      CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

         [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         New York Corporation
--------------------------------------------------------------------------------

                          7  SOLE VOTING POWER

   NUMBER OF                     5,416,740 (SEE ITEM 4)
                          ------------------------------------------------------
                          8  SHARED VOTING POWER
     SHARES
                                 NONE
  BENEFICIALLY
    OWNED BY              ------------------------------------------------------
      EACH                9  SOLE DISPOSITIVE POWER

   REPORTING                     5,416,740 (SEE ITEM 4)

                          ------------------------------------------------------

  PERSON WITH             10   SHARED DISPOSITIVE POWER

                                 NONE
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,416,740
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [ ]
--------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           45.14%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                  IA
--------------------------------------------------------------------------------


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         MJ Whitman Advisers, Inc.
         (EIN 13-3686379)

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)    [ ]
                                                               (b)    [ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------
  5      CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

         [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         New York Corporation
--------------------------------------------------------------------------------

                          7  SOLE VOTING POWER

   NUMBER OF                     24,300 (SEE ITEM 4)
                          ------------------------------------------------------
                          8  SHARED VOTING POWER
     SHARES
                                 NONE
  BENEFICIALLY
    OWNED BY              ------------------------------------------------------
      EACH                9  SOLE DISPOSITIVE POWER

   REPORTING                     24,300 (SEE ITEM 4)

                          ------------------------------------------------------

  PERSON WITH             10   SHARED DISPOSITIVE POWER

                                 NONE
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         24,300
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [ ]
--------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.203%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                  IA
--------------------------------------------------------------------------------


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         MJ Whitman Management, LLC
         (EIN 13-4076744)

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)    [ ]
                                                               (b)    [ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------
  5      CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

         [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         New York Corporation
--------------------------------------------------------------------------------

                          7  SOLE VOTING POWER

   NUMBER OF                     243,540 (SEE ITEM 4)
                          ------------------------------------------------------
                          8  SHARED VOTING POWER
     SHARES
                                 NONE
  BENEFICIALLY
    OWNED BY              ------------------------------------------------------
      EACH                9  SOLE DISPOSITIVE POWER

   REPORTING                     243,540 (SEE ITEM 4)

                          ------------------------------------------------------

  PERSON WITH             10   SHARED DISPOSITIVE POWER

                                 NONE
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         243,540
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [ ]
--------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                  IA
--------------------------------------------------------------------------------


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         Martin J. Whitman
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)    [ ]
                                                               (b)    [ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         NA

--------------------------------------------------------------------------------
  5      CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

         [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------

                          7  SOLE VOTING POWER

   NUMBER OF                     NONE  (SEE ITEM 4)
                          ------------------------------------------------------
                          8  SHARED VOTING POWER
     SHARES
                                 NONE
  BENEFICIALLY
    OWNED BY              ------------------------------------------------------
      EACH                9  SOLE DISPOSITIVE POWER

   REPORTING                     NONE  (SEE ITEM 4)

                          ------------------------------------------------------

  PERSON WITH             10   SHARED DISPOSITIVE POWER

                                 NONE
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               -0-
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [ ]
--------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                -0-
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, no par value per share, of Innovative Clinical Solutions, Ltd. (the "Issuer"). The address of the Issuer's principal executive offices is 10 Dorrance Street, Suite 400, Providence, RI 02903.

ITEM 2.       IDENTITY AND BACKGROUND

     The persons filing this statement are EQSF Advisers, Inc., a New York corporation ("EQSF"), MJ Whitman Advisers, Inc. ("MJW"), MJ Whitman Management, LLC ("MJWM") and Martin J. Whitman, all having their principal place of business at 767 Third Avenue, New York, New York 10017 (EQSF, MJW, MJWM and Mr. Whitman are hereinafter collectively referred to as "Registrants").

     EQSF is an investment adviser registered under the Investment Advisers Act of 1940 and provides investment advisory services to several registered mutual funds. MJW is a registered investment adviser that provides investment advisory services to individuals and institutions. MJWM is the general partner of Agressive Conservative Investment Fund, a hedge fund investment vehicle. Mr. Whitman, a United States citizen, is the Chairman of the Board of EQSF and controls, with his adult children, a majority of the outstanding shares of EQSF common stock. Mr. Whitman is also Chairman of the Board and Chief Executive Officer of Danielson Holding Corporation, a Delaware corporation and an insurance holding company ("DHC"), and M.J. Whitman, Inc., a New York corporation and a registered broker-dealer, both of which have their principal place of business at 767 Third Avenue, New York, NY 10017.

     Mr. David M. Barse is the President and Chief Operating Officer and a director of EQSF, DHC and MJW. Michael Carney is the Treasurer and Chief Financial Officer of EQSF, DHC and MJW. W. James Hall is the Secretary and General Counsel of EQSF, DHC and MJW. The principal place of business of each of the foregoing is 767 Third Avenue, New York, New York 10017.

     None of the Registrants nor any executive officer or director of EQSF has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The shares subject to this report were received by the Registrants pursuant to a plan of reorganization in exchange for certain debentures of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

     As of the effective date of the ICSL Prepackaged Plan (as defined in the ICSL Form 8K filed October 3, 2000) the Registrants acquired 47.372% of the issued and outstanding shares of Innovative Clinical Solutions, Ltd. in exchange for certain debentures pursuant to the terms of the Prepackaged Plan, which the Issuer believes gives the Registrants effective control of ICSL.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     EQSF is the beneficial owner of 5,416,740 shares of the Issuer, which constitutes approximately 45.14% of the outstanding shares of the Issuer based on the number of such shares outstanding according to the Issuer's report on Form 8-K dated October 3, 2000. EQSF has the sole power to vote and to direct the disposition of the shares of the Issuer. Mr. Whitman may be deemed to have beneficial ownership of the shares of the Issuer beneficially owned by EQSF by reason of his control of EQSF. Mr. Whitman disclaims beneficial ownership of such shares for all other purposes. Third Avenue Value Trust on behalf of the Third Avenue Value Fund Series, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 5,308,740 of the shares reported by EQSF and Sun America Style Select Series Small-Cap Value Portfolio, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 108,000 of the shares reported by EQSF. M.J. Whitman Management, LLC, is the beneficial owner of 243,540 shares of the Issuer, which constitutes approximately 2.03% of the outstanding shares of the Issuer based on the number of such shares outstanding according to the Issuer's report on Form 8-K dated October 3, 2000. M.J. Whitman Management, LLC, has the sole power to vote and to direct the disposition of the shares of the Issuer. Aggressive Conservative Investment Fund, L.P. has the right to receive dividends from, and the proceeds from the sale of, 243,540 of the shares reported by M.J. Whitman Management, LLC. M.J. Whitman Advisers, Inc., is the beneficial owner of 24,300 shares of the Issuer, which constitutes approximately 0.203% of the outstanding shares of the Issuer based on the number of such shares outstanding according to the Issuer's report on Form 8-K dated October 3, 2000. M.J. Whitman Advisers, Inc., has the sole power to vote and to direct the disposition of the shares of the Issuer. Zelda Ross Trust has the right to receive dividends from, and the proceeds from the sale of, 24,300 of the shares reported by M.J. Whitman Advisers, Inc.

     Other than the initial issuance, no transactions in the shares of the Issuer were effected in the last 60 days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH          RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None


         SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2000
----------------
 Date

                                   EQSF Advisers, Inc.

                                   BY:  /S/ MARTIN J. WHITMAN
                                   -----------------------
                                   Name:  Martin J. Whitman
                                   Title:  Chairman, President and
                                   Chief Executive Officer

                                   MJ Whitman Advisers, Inc.

                                   BY:  /S/ MARTIN J. WHITMAN
                                   -----------------------
                                   Name:  Martin J. Whitman
                                   Title:  Chairman, President and
                                   Chief Executive Officer

                                   MJ Whitman Management, LLC

                                   BY:  /S/ MARTIN J. WHITMAN
                                   -----------------------
                                   Name:  Martin J. Whitman
                                   Title:  Chairman, President and
                                   Chief Executive Officer

                                   /S/ MARTIN J. WHITMAN
                                   --------------------------------
                                   Martin J. Whitman